UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 25, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Receives a Multiple Systems Order of $4.5 million from a
 Major OSAT for 2D Inspection Applications

 Management Expects 2018 revenue to be above $120 million reflecting over 30% growth YoY

MIGDAL HAEMEK, Israel – September 25, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it received an order from a tier-one OSAT (Outsourced Semiconductor Assembly and Test). The order received is for Camtek’s latest high-throughput 2D inspection system. The tools are expected to be installed in the fourth quarter of 2018.

Ramy Langer, Chief Operating Officer, commented, “This order demonstrates our growing market share in the 2D inspection segment. It is in line with our strategy to leverage our leading market position in metrology to gain market share in 2D inspection.”

Rafi Amit, Chief Executive Officer, added, “We are seeing continued order strength and based on this momentum as well as our strong backlog, we expect 2018 revenues to exceed $120 million, representing a year-over-year increase of over 30%.”

Rafi Amit continued, “Given the technologies we have introduced in the past year as well as our on-going developments and upcoming launches of state-of-the-art products, I am confident that we will maintain our leading position and expect to continue increasing our market share in 2019 and beyond.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.